UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

FRESH DEL MONTE PRODUCE INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G36738105

(CUSIP Number of Class of Securities)

Bruce A. Jordan

Senior Vice President, General Counsel and Secretary

Fresh Del Monte Produce Inc.

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(305) 520-8400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jeffrey W. Acre, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, PA 15222

(412) 355-6506

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of filing fee(2)
$175,000,000	$20,335
(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $175,000,000 in value of the issuer’s ordinary shares, $0.01 par value, at a per share price not less than $30.50 per share nor greater than $34.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,335	Filing Party: Fresh Del Monte Produce, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 3, 2014

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:    ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Fresh Del Monte Produce, Inc., a Cayman Islands exempted company (“Fresh Del Monte” or the “Company”), on November 3, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on December 3, 2014 (together, the “Schedule TO”), in connection with the offer by the Company to purchase for cash up to $175.0 million in value of its ordinary shares, $0.01 par value, at a per share price of not less than $30.50 nor greater than $34.50 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated November 3, 2014 (the “Offer to Purchase”), a copy of which was filed herewith as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed herewith as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“The Tender Offer expired at 11:59 p.m., New York City time, on Tuesday, December 2, 2014. The Company accepted for purchase 2,363,996 ordinary shares, at a purchase price of $34.50 per share, for an aggregate purchase price of approximately $81.6 million, excluding fees and expenses relating to the Tender Offer. These ordinary shares represent all of the ordinary shares validly tendered and not validly withdrawn prior to the expiration of the Tender Offer and approximately 4.2% of the total number of ordinary shares issued and outstanding as of November 30, 2014.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On December 8, 2014, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on December 2, 2014. A copy of the press release is field as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D) Press release announcing the final results of the Tender Offer, dated December 8, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRESH DEL MONTE PRODUCE INC.

Date: December 8, 2014	By:	/s/ Richard Contreras

Richard Contreras
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated August 11, 2014 (previously filed)

(a)(1)(B)	Letter of Transmittal (previously filed)

(a)(1)(C)	Notice of Guaranteed Delivery (previously filed)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 11, 2014 (previously filed)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 11, 2014 (previously filed)

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)	Press release announcing the Tender Offer, dated August 11, 2014 (previously filed)

(a)(5)(C)	Press release announcing the preliminary results of the Tender Offer, dated December 3, 2014 (previously filed)

(a)(5)(D)	Press release announcing the final results of the Tender Offer, dated December 8, 2014

(b)	Credit Agreement dated as of October 23, 2012, (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 29, 2012) by and among Fresh Del Monte Produce Inc., and certain subsidiaries named therein and the lenders and agents named therein.

(d)(1)	2014 Omnibus Share Incentive Plan (incorporated by reference to Exhibit A in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 31, 2014

(d)(2)	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870))

(d)(3)	Amended and Restated Fresh Del Monte Produce Inc. 1999 Share Incentive Plan, effective as of May 11, 1999 (reflects Amendment No. 1, dated May 1, 2002, Amendments No. 2 through 5 dated April 27, 2005 and Amendment No. 6 dated April 30, 2008) (incorporated by reference to Exhibit 10.1 to our Second Quarter 2008 Report on Form 10-Q, filed on July 30, 3008)

(d)(4)	Fresh Del Monte Produce Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(5)	2003 Performance Incentive Plan for Chairman & CEO (incorporated by reference to Exhibit 10.2 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(6)	2004 Performance Incentive Plan for Senior Executives (incorporated by reference to Exhibit 10.3 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(7)	2011 Performance Incentive Plan for the Chief Executive Officer ((incorporated by reference to Exhibit 10.1 to our First Quarter 2011 Report on Form 10-Q, filed on May 3, 2011)

(d)(8)	Fresh Del Monte Produce Inc. 2010 Non-Employee Directors Equity Plan, effective as of May 5, 2010 (incorporated by reference to Exhibit 10.1 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(9)	Amended and Restated Fresh Del Monte Produce Inc. Performance Incentive Plan for Senior Executives, effective January 1, 2001 (as amended May 5, 2010) (incorporated by reference to Exhibit 10.2 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

Exhibit Number	Description

(d)(10)	Fresh Del Monte Produce Inc. Long-Term Incentive Plan, effective January 1, 2008 (as amended May 5, 2010) (incorporated by reference to Exhibit 10.3 to our Second Quarter 2010 Report on Form 10-Q, filed on August 3, 2010)

(d)(11)	2011 Omnibus Share Incentive Plan (incorporated by reference to Exhibit A in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 24, 2011)

(d)(12)	Executive Retention and Severance Agreement (Chairman & CEO) (incorporated by reference to Exhibit 10.4 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008).

(d)(13)	Executive Retention and Severance Agreement (President & COO) (incorporated by reference to Exhibit 10.5 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(14)	Employment Agreement for President & COO (incorporated by reference to Exhibit 10.6 to our First Quarter 2008 Report on Form 10-Q, filed on April 30, 2008)

(d)(15)	Amended and Restated Voting Agreement (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on January 26, 2010)

(d)(16)	Amendment No. 1 to Amended and Restated Voting Agreement (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on July 7, 2010)

(d)(17)	Amendment No. 2 to Amended and Restated Voting Agreement (incorporated by reference to Exhibit 16 to the Schedule 13D/A filed by Mohammad Abu-Ghazaleh, et al. on March 17, 2011)

(g)	None

(h)	None